Exhibit (a)(1)

RECOMMENDATION TO REJECT THE UNSOLICITED MINI-TENDER OFFER TO SELL YOUR SHARES OF INVENTRUST PROPERTIES CORP. TO MPF NORTHSTAR FUND, LP, MPF NORTHSTAR FUND 2, LP, MACKENZIE NORTHSTAR FUND 3, LP, AND COASTAL REALTY BUSINESS TRUST; AND MACKENZIE CAPITAL MANAGEMENT, LP

August 26, 2016

If you are considering selling your shares of InvenTrust Properties Corp. (“InvenTrust”) to MPF

Northstar Fund, LP, MPF Northstar Fund 2, LP, MacKenzie Northstar Fund 3, LP, and Coastal Realty Business Trust;

and MacKenzie Capital Management, LP (together, the “Offeror”), please read all the information below.

THE INVENTRUST BOARD OF DIRECTORS (THE “BOARD”) HAS REVIEWED THE TERMS OF THE OFFER. BASED ON THAT REVIEW THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU REJECT THIS UNSOLICITED OFFER AND NOT TENDER YOUR SHARES OF STOCK.

Rationales the Board Considered in Recommending Rejection of the Unsolicited Mini-Tender Offer from the Offeror

•	The Board believes that the offer price is less than the current and potential long-term value of the shares of the Company.

•	If you sell, you will NO LONGER RECEIVE quarterly distributions or otherwise have any rights with respect to the shares that you sell.[1]

•	None of InvenTrust’s directors, executive officers, subsidiaries or other affiliates intends to tender shares of stock to the Offeror.

•	The Offeror states that it has not made an independent appraisal of the shares or InvenTrust’s properties, and is not qualified to appraise real estate.

•	The Offeror acknowledges that in establishing the purchase price of $1.25 per share, it is motivated to establish the lowest price which might be acceptable to stockholders consistent with the Offeror’s objectives.

•	The Offeror states that it has applied a discount to the estimated per share value with the intention of making a profit.

•	Stockholders looking to liquidate should note that in transactions on the secondary market since May 15, 2016 (shortly after the announcement of InvenTrust’s estimated share value), according to an independent secondary market auction provider, sales of InvenTrust stock on the provider’s platform ranged from $1.65 to $2.24 per share.

InvenTrust encourages you to follow the Board’s recommendation and not tender your shares to the Offeror. If you do tender your shares to the Offeror, you may withdraw your tender before the expiration of the offer by sending a written or facsimile notice to the Offeror. Please consult your financial advisor or InvenTrust’s Investor Services Department at 855-377-0510 with any questions.

Each stockholder must individually evaluate whether to tender his, her or its shares and may decide to tender based on, among other things, individual liquidity needs. The Board suggests stockholders carefully consider all the factors discussed in the mini-tender Offer to Purchase before deciding to participate. The Board acknowledges that because the shares are not listed on an exchange and there is not otherwise an established public trading market for the shares, stockholders have few alternatives available to sell their shares. InvenTrust has filed a Schedule 14D-9 with the Securities and Exchange Commission (the “SEC”) providing additional detail regarding the Board’s recommendation in response to the Offeror’s offer. The Schedule 14D-9 is available on the InvenTrust website and the SEC’s website at www.sec.gov.

1.	Distributions are not guaranteed, and distribution rates are subject to change.

InvenTrust Properties Corp.

2809 Butterfield Road     Oak Brook, IL 60523     855.377.0510     www.inventrustproperties.com